Filed by Unilab Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                           Subject Company:  Unilab Corporation
                                                  Commission File No.:  0-22758



The following was mailed to certain holders of Unilab Corporation stock options on April 10, 2002:


                     UNILAB OPTION HOLDER MEMORANDUM--
                RE PROPOSED ACQUISITION BY QUEST DIAGNOSTICS

         As you know, Unilab has entered into an Agreement and Plan of Merger with Quest Diagnostics Incorporated ("Quest Diagnostics"). The proposed acquisition of Unilab by Quest Diagnostics will take place in two steps.

         First, a specially-formed subsidiary of Quest Diagnostics ("Quest Sub") will make what is known as an "exchange offer" to purchase all outstanding shares of Unilab common stock for a combination of cash and Quest Diagnostics common stock (the "Offer"). We expect this Offer to begin in May.

         Under the Offer, Unilab stockholders may elect to tender each of their shares of Unilab common stock for either (1) $26.50 in cash or (2)
0.3256 of a share of Quest Diagnostics common stock (this fraction was determined by dividing $26.50 by the average closing price of a share of Quest Diagnostics common stock over a specified five-day period). Stockholders who elect to receive cash in exchange for their shares of Unilab common stock may be subject to proration, because the maximum amount of cash payable to Unilab stockholders is limited to 30% of the total consideration paid to Unilab stockholders in the Offer and the Merger (defined below).

         If at least 50.1% of the outstanding shares of Unilab common stock are tendered into the Offer and certain other conditions are satisfied, Quest Diagnostics will purchase the tendered shares on the "Acceptance Date" of the Offer. At that point, the second step of the acquisition will be the merger of Unilab into Quest Sub (the "Merger"), and Quest Diagnostics will become the sole shareholder of the merged company. At the time of the Merger, each share of Unilab common stock that remains outstanding will be converted into 0.3256 of a share of Quest Diagnostics common stock.

Q - How does the proposed acquisition affect my Unilab stock options?

A - If the Acceptance Date occurs, all Unilab stock options you hold will become vested and exercisable. If the Acceptance Date does not occur, your stock options will not be affected since the acquisition of Unilab by Quest Diagnostics will not occur.

Q - Will my Class A service options be treated any differently than my Class C performance options?

A - Your Class A service options and your Class C performance options will be treated the same.

Q - Can I exercise my stock options and tender into the Offer any shares of Unilab common stock I acquire from my exercise?

A - Yes, you may exercise your stock options and tender all the acquired shares of Unilab common stock into the Offer. However, because we will not know if the Acceptance Date will occur until at least 50.1% of the outstanding shares of Unilab common stock have been tendered into the Offer and certain other conditions have been satisfied, the exercise of your stock options will be conditioned upon the occurrence of the Acceptance Date.

Q - Who should I contact to exercise my stock options?

A - You will need to contact Salomon Smith Barney, which is Quest
Diagnostics' stock option plan brokerage firm. They will facilitate the stock option exercise transactions. More information including contact names, telephone numbers and the required forms will be provided to you in May.

Q - If I exercise my stock options and tender the acquired shares of Unilab common stock, do I get to choose between receiving $26.50 and 0.3256 of a share of Quest Diagnostics common stock in respect of each acquired share?

A - Yes, you can elect to receive $26.50 or 0.3256 of a share of Quest Diagnostics common stock for each share of Unilab common stock you acquire upon exercise of your stock options. Note, however, that since the total amount of cash available in the transaction is limited, your ability to receive cash for your shares of Unilab common stock will depend on elections made by other Unilab stockholders.

Q - What happens if I elect to receive the cash for each of the shares of Unilab common stock I acquire upon exercise of my Unilab stock options but the holders of more than 30% of the outstanding shares of Unilab common stock also elect to receive cash for each of their shares?

A - If the holders of more than 30% of the outstanding shares of Unilab common stock elect to receive the cash consideration in the Offer, then you will receive a pro-rated combination of cash and shares of Quest
Diagnostics common stock in exchange for each share of Unilab common stock that you elect to exchange for the cash consideration.

For example, assume the following circumstances:

1.   100 Unilab shares outstanding prior to the expiration of the Offer;
2.   all 100 Unilab shares are tendered in the Offer;
3.   the holders of 40 Unilab shares elect to exchange their shares for cash;
     and
4. the holders of 60 Unilab shares elect to exchange their shares for shares of Quest Diagnostics common stock.

In the circumstances described above, each of the 40 "cash electing" Unilab shares would be exchanged into a pro-rated combination of cash and Quest Diagnostics shares as follows:

Cash                   $26.50 X (30/40) =  $19.875

Quest Diagnostics
Shares                 0.3256 X (1-30/40) = 0.0814 of a Quest Diagnostics share

Q - When can I expect to receive the cash and/or shares of Quest
Diagnostics common stock for the shares of Unilab common stock I tender?

A - You will receive cash and/or shares of Quest Diagnostics common stock shortly after the Acceptance Date.

Q - What are the tax consequences of an exercise of my Unilab stock options?

A - Stock options granted under the Unilab option plans are treated as nonstatutory stock options.

Employees who are citizens or residents of the United States will, upon exercise of their nonstatutory stock options, recognize ordinary compensation income equal to the amount by which the fair market value of the shares on the date of exercise exceeds the option price paid. The ordinary income recognized upon exercise of a nonstatutory stock option will be subject to both wage withholding and employment taxes.

Your tax basis in these shares will be the fair market value of the shares on the Acceptance Date. Your holding period for capital gains purposes will commence on the date on which you recognize taxable income in respect of such shares.

Because federal, state and local tax consequences may vary with individual circumstances, you are urged to consult your own accountant, legal counsel or other financial advisor regarding the tax consequences of the exercise of your stock options and tender of the shares into the Offer.

Q - Do I have to pay the exercise price and the applicable payroll and withholding taxes before I can exercise my stock options?

A - The answer to this question depends upon the election you make regarding the shares of Unilab common stock you acquire upon exercise of the stock option.

A special cashless exercise procedure has been established for individuals who wish to tender all of their shares of Unilab common stock acquired upon exercise. Under the cashless exercise procedure, if you elect to tender all the shares subject to your stock options into the Offer and to receive cash for all the shares subject to the stock options, you don't have to pay the exercise price and the applicable tax withholding at the time of exercise. Instead, the amount of cash you receive for the acquired shares will be credited toward the payment of the aggregate exercise price of the stock options and applicable payroll and withholding taxes as a result of the ordinary income you recognize upon exercise of the stock options. If the amount of cash that would be payable to you under the Offer is less than the amount you owe on exercise of your stock options, as soon as practicable after the Acceptance Date you will be advised of the balance of the cash that you need to pay before the shares of Quest Diagnostics common stock, if any, are released to you. You can arrange to have Salomon Smith Barney transfer the cash amount owed to Unilab out of the proceeds from the sale of any shares of Quest Diagnostics common stock issued to you from the exchange offer.

If you choose instead either to (1) exercise your stock options but elect to tender only some of the shares you receive into the Offer, or (2) tender the shares you receive upon exercise into the Offer but elect to receive Quest Diagnostics common stock instead of cash for some of the shares acquired upon exercise, you must deliver the option exercise price by cash or check to the offer exchange agent prior to the Acceptance Date. If the Acceptance Date does not occur, your check or cash will be returned to you. In addition, promptly following the Acceptance Date, you must deliver to the offer exchange agent the payroll and withholding taxes due as a result of the ordinary income you recognize upon exercise of the stock option. As an alternative, we are planning to establish a process with Salomon Smith Barney under which you would not be required to deliver payment of the exercise price before the Acceptance Date as long as you have provided irrevocable instructions to Salomon Smith Barney for a market order to sell, following the Acceptance Date, a sufficient number of shares of Quest Diagnostic common stock to pay the exercise price and the withholding taxes. Salomon Smith Barney will then pay the exercise price and the withholding taxes out of the proceeds of such sale. We will provide you with more information about this alternative in the near future.

Q - Am I required to exercise my Unilab stock options?

A - No, you are not required to exercise your Unilab stock options. Any Unilab stock options not exercised will be converted into vested and exercisable Quest Diagnostics stock options when the Merger occurs.

Q - How will my Unilab stock options be converted into Quest Diagnostics stock options?

A - This is best explained by an example. Applying the adjustment formula described above, if you hold Unilab stock options to purchase 10,000 shares of Unilab common stock at an exercise price of $5.93, those Unilab stock options would be adjusted as follows:


------------------------------------- ----------------------------------- -----------------------------------
Number of stock options to purchase                                       Number of stock options to
Unilab shares                                                             purchase Quest Diagnostics shares
------------------------------------- ----------------------------------- -----------------------------------
10,000                                    (multiplied by 0.3256)           3,256
                                                    ->
------------------------------------- ----------------------------------- -----------------------------------

------------------------------------- ----------------------------------- -----------------------------------
Unilab Exercise Price                                                     Quest Diagnostics exercise price
------------------------------------- ----------------------------------- -----------------------------------
$5.93                                     (divided by 0.3256)             $18.2125
                                                   ->
------------------------------------- ----------------------------------- -----------------------------------

------------------------------------- ----------------------------------- -----------------------------------
Aggregate value of stock options                                          Aggregate value of stock options
------------------------------------- ----------------------------------- -----------------------------------
$59,300                                            =                      $59,300
------------------------------------- ----------------------------------- -----------------------------------

Although the number of shares subject to the option has decreased and the option exercise price has increased, you will be holding Quest Diagnostics stock options with option "spread" equal to that of your Unilab stock options prior to the conversion.

Q - If I don't exercise my Unilab stock options, will Quest Diagnostics send me a letter telling me how many Quest Diagnostics stock options I hold and the per share exercise price of the options?

A - Yes, Quest Diagnostics will provide you with this information as well as (i) a summary of the Amended and Restated Unilab Stock Option Plan that will be assumed by Quest Diagnostics upon completion of the Merger, (ii) a prospectus and (iii) information regarding procedures applicable to exercising Quest Diagnostics stock options.

Q - Will shares of Quest Diagnostics common stock acquired upon exercise of the Quest Diagnostics stock options be subject to transferability restrictions?

A - No, unlike shares of Unilab common stock that you may have acquired upon exercise of your Unilab stock options, the shares of Quest Diagnostics common stock that you acquire upon exercise of Quest Diagnostics stock options will be freely transferable and can be sold at any time in accordance with Quest Diagnostics policy and in compliance with applicable law.

Q - If I don't exercise some or all of my Unilab stock options, when will my converted Quest Diagnostics stock options expire?

A - Your converted Quest Diagnostics stock options will expire on the same date that your Unilab stock options were scheduled to expire.

Q - Who can I contact if I have further questions?

A - If you have any questions, you should contact either David Gee at (425) 898-3100 or Brian Urban at (818) 996-7300.


                                   * * *


FORWARD-LOOKING STATEMENTS:

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Quest Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer. In addition, Quest Diagnostics intends to file a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.